SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 5 September 2011

BT Group PLC

(Translation of registrant's name into English)

BT Group PLC
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosure 1	Transaction in Own Shares
Enclosure 2	Transaction in Own Shares
Enclosure 3	Director/PDMR Shareholding
Enclosure 4	BT COMPLETES SALE OF 51% STAKE IN ACCEL FRONTLINE
Enclosure 5	Transaction in Own Shares
Enclosure 6	Director/PDMR Shareholding
Enclosure 7	Transaction in Own Shares
Enclosure 8	Transaction in Own Shares
Enclosure 9	Transaction in Own Shares
Enclosure 10	Transaction in Own Shares
Enclosure 11	Total Voting Rights

Enclosure 1

Monday 1 August 2011

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 5,416,711 ordinary shares at a nil cost. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 380,869,365 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,770,357,664

The above figure (7,770,357,664) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 2

Tuesday 2 August 2011

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 29,038 ordinary shares at a minimum price of  61pence per share and a maximum price of  124 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 380,840,327 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,770,386,702

The above figure (7,770,386,702) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 3

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

Please complete all relevant boxes in block capital letters.

1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities /director

IAN LIVINGSTON

TONY CHANMUGAM

SALLY DAVIS

ROEL LOUWHOFF

GAVIN PATTERSON

CLIVE SELLEY

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

ILFORD TRUSTEES (JERSEY) LIMITED

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

VESTING OF AWARDS UNDER THE BT GROUP DEFERRED BONUS PLAN AND SALES OF SHARES TO COVER TAX DUE ON VESTING

6. Description of shares (including class ), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

ILFORD TRUSTEES (JERSEY) LIMITED

8 State the nature of the transaction

VESTING OF AWARDS UNDER THE BT GROUP DEFERRED BONUS PLAN AND SALES OF SHARES TO COVER TAX DUE ON VESTING

9. Number of shares, debentures or financial instruments relating to shares acquired

IAN LIVINGSTON

SHARES VESTED UNDER THE DEFERRED BONUS PLAN - 237,410

TONY CHANMUGAM

SHARES VESTED UNDER THE DEFERRED BONUS PLAN - 55,816

SALLY DAVIS

SHARES VESTED UNDER THE DEFERRED BONUS PLAN - 111,285

ROEL LOUWHOFF

SHARES VESTED UNDER THE DEFERRED BONUS PLAN - 157,826

GAVIN PATTERSON

SHARES VESTED UNDER THE DEFERRED BONUS PLAN - 96,880

CLIVE SELLEY

SHARES VESTED UNDER THE DEFERRED BONUS PLAN - 50,149

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares , debentures or financial instruments relating to shares disposed

IAN LIVINGSTON

SHARES SOLD TO COVER TAX DUE ON DBP VESTING -123,701

TONY CHANMUGAM

SHARES SOLD TO COVER TAX DUE ON DBP VESTING -29,083

SALLY DAVIS

SHARES SOLD TO COVER TAX DUE ON DBP VESTING - 57,984

GAVIN PATTERSON

SHARES SOLD TO COVER TAX DUE ON DBP VESTING - 50,479

CLIVE SELLEY

SHARES SOLD TO COVER TAX DUE ON DBP VESTING - 26,130

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£2.026781

14. Date and place of transaction

1 AUGUST 2011, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

IAN LIVINGSTON
PERSONAL HOLDING: SHARES - 1,270,027
BT GROUP DEFERRED BONUS PLAN: SHARES - 1,938,414
BT GROUP INCENTIVE SHARE PLAN:  SHARES - 5,047,350
BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 12,110 SHARES.

TONY CHANMUGAM
PERSONAL HOLDING: SHARES - 253,499
BT GROUP DEFERRED BONUS PLAN: SHARES - 562,673
BT GROUP INCENTIVE SHARE PLAN: SHARES - 2,270,815
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 37,384 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 12,110 SHARES.

SALLY DAVIS
PERSONAL HOLDING: SHARES - 321,659
BT GROUP DEFERRED BONUS PLAN: SHARES - 445,302
BT GROUP INCENTIVE SHARE PLAN: SHARES - 858,354
BT GROUP GLOBAL SHARE OPTION PLAN: OPTION OVER 343,732 SHARES

ROEL LOUWHOFF
PERSONAL HOLDING: SHARES - 719,709
BT GROUP DEFERRED BONUS PLAN: SHARES - 511,069
BT GROUP INCENTIVE SHARE PLAN: SHARES - 1,207,690
BT GROUP EMPLOYEE SHARESAVE INTERNATIONAL SCHEME: AN OPTION OVER 8,632 SHARES

GAVIN PATTERSON
PERSONAL HOLDING: SHARES - 486,647
BT GROUP DEFERRED BONUS PLAN: SHARES - 629,449
BT GROUP INCENTIVE SHARE PLAN: SHARES - 2,397,213
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 98,178 SHARES

CLIVE SELLEY
PERSONAL HOLDING: SHARES - 86,108
BT GROUP DEFERRED BONUS PLAN: SHARES - 163,249
BT GROUP INCENTIVE SHARE PLAN: SHARES - 557,668
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 74,028 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER  24,575 SHARES.

16. Date issuer informed of transactions

2 AUGUST 2011

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

24. Name of contact and telephone number for queries

ANNA WATCH - 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

MARIE STOCKWELL

Date of notification

2 AUGUST 2011

END

Enclosure 4

BT completes sale of its 51% stake in Accel Frontline Limited

BT announces that it has completed the sale of its 51% shareholding (11,478,488 shares) in Accel Frontline Limited ("AFL"), a company listed on the Indian stock exchanges, to Accel Limited, Accel Frontline Services Limited and Accel Systems Group, Inc. for total gross cash proceeds of c. INR 499m (c. £6.9m†) at INR 43.50 per share.

BT took ownership of 42% of AFL through the acquisition in 2008 of Singapore-based Frontline Technologies Corporation Limited and at the same time purchased an additional 9% to take its shareholding to 51%.

Following this sale, BT no longer has a shareholding in AFL. We consider this shareholding to be non-core to BT's strategy in the Asia Pacific region. However, India is, and remains, a key market for BT.

†Based on INR:Pound sterling exchange rate of 72.0907:1.00

About BT
BT is one of the world's leading providers of communications services and solutions, serving customers in more than 170 countries.  Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to our customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services.  BT consists principally of four lines of business: BT Global Services, BT Retail, BT Wholesale and Openreach.

In the year ended 31 March 2011, BT Group's revenue was £20,076m with profit before taxation of £1,717m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group.  BT Group plc is listed on stock exchanges in London and New York.

For more information, visit
www.btplc.com

Enclosure 5

Tuesday 9 August 2011

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 312 ordinary shares at a minimum price of  104 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 380,840,015 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,770,387,014

The above figure (7,770,387,014) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 6

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

SIR MICHAEL RAKE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

SIR MICHAEL RAKE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

SIR MICHAEL RAKE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

PURCHASE INTO BREWIN NOMINEES LTD

8 State the nature of the transaction

SHARE PURCHASE

9. Number of shares, debentures or financial instruments relating to shares acquired

PURCHASE OF 5,734 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

172.488 pence per share

14. Date and place of transaction

10 AUGUST 2011 UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

SIR MICHAEL RAKE

PERSONAL HOLDING: SHARES:     116,217 ORDINARY SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 13,595 SHARES.

16. Date issuer informed of transaction

10 AUGUST 2011

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant - N/A

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

N/A

24. Name of contact and telephone number for queries

MARIE STOCKWELL - 020 7356 6867

Name and signature of duly authorised officer of issuer responsible for making notification

MARIE STOCKWELL

Date of notification

11 AUGUST 2011

END

Enclosure 7

Tuesday 16 August 2011

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 3,115,084 ordinary shares at a minimum price of 179 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 377,724,931 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,773,502,098

The above figure (7,773,502,098) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 8

Tuesday 16 August 2011

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 1,351 ordinary shares at a minimum price of 104 pence per share and a maximum price of 179 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 377,723,580 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,773,503,449

The above figure (7,773,503,449) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 9

Tuesday 23 August 2011

BT GROUP PLC
TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 5,336 ordinary shares at a minimum price of 104 pence per share and a maximum price of 117 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 377,718,244 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,773,508,785

The above figure (7,773,508,785) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 10

Wednesday 31 August 2011

BT GROUP PLC
TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 29,209 ordinary shares at a minimum price of  68 pence per share and a maximum price of 124 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 377,689,035 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,773,537,994

The above figure (7,773,537,994) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 11

Wednesday 31 August 2011

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 31 August 2011, its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 377,689,035 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,773,537,994

The above figure (7,773,537,994) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

-: Ends :-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------

Patricia Day, Assistant Secretary.

Date   5 September, 2011